UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 4Q20 Financial Results

Results for the Quarter Include Three-Months of Best Day's Operation

Gross Bookings 2.4 Times Higher Quarter-over-Quarter (QoQ)

Revenue Margins Up 190 bps Year-over-Year (YoY)

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--March 11, 2021--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three-months ended December 31, 2020 (4Q20). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles. Financial results are preliminary and subject to year-end audit and adjustment.

Fourth Quarter 2020 Key Financial and Operating Highlights
(For definitions, see page 11)

  Transactions grew more than 2X QoQ. Excluding the contribution of Best Day, transactions would have increased 74%. Room nights increased 88% QoQ. On a YoY basis, Transactions and Room Nights decreased 56% and 61% YoY, respectively
  Gross Bookings increased 143% QoQ (Quarter over Quarter) to $401.3 million but declined 69% year-over-year (YoY). Excluding the contribution from Best Day, Gross Bookings would have increased 95% QoQ and decreased 75% YoY.
  As Reported Revenues of $53.2 million, up 354% QoQ but down 63% YoY. Excluding the impact of cancellations, As Reported Revenues would have been $58.2 million, up 177% sequentially, but down 60% YoY.
  Selling and marketing expenses decreased 73% YoY, compared to the 69% decline in Gross Bookings in the period. Sequentially, the ratio of marketing expenses to Gross Bookings remained relatively unchanged. Mobile accounted for 50% of transactions in 4Q20, up 900 bps YoY.
  Excluding Best Day and Koin, Structural Costs declined 44% YoY, reflecting measures implemented throughout 2020, in line with the target set for the prior quarter.
  Excluding Extraordinary Charges, Adjusted EBITDA was a loss of $7.6 million compared to a loss of $16.6 million in 3Q20 and Adjusted EBITDA of $12.5 million in 4Q19. Adjusted EBITDA was a loss of $21.4 million in 4Q20 compared to an Adjusted EBITDA loss of $33.7 million in 3Q20 and positive $8.3 million in 4Q19. Excluding Best Day and Koin, Adjusted EBITDA excluding extraordinary charges would have been a loss of $1.0 million.
  Use of cash of $35.4 million in 4Q20, which includes a $34.8 million investment in working capital. This compares to use of cash of $24.2 million in 3Q20 and cash generation of $15.3 million in 4Q19.
  Solid balance sheet - Cash and cash equivalents of $350.5 million at quarter end, including $16.1 million in restricted cash

Message from CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated, “We’re encouraged by the quarterly results which demonstrate that the efforts and initiatives implemented throughout 2020 are delivering the expected results despite ongoing adverse market circumstances. In 4Q20, we i) consolidated three months of Best Day operations, ii) improved revenue margin, iii) kept our structural costs and marketing spend in check while continuing to focus on gaining further efficiencies and improving profitability, and iv) closed the year with a strong balance sheet.

In this context, Despegar on a standalone basis was close to achieving Adjusted EBITDA break-even in 4Q20 when excluding Extraordinary Charges such as extraordinary cancellations due to Covid-19, restructuring charges and M&A and capital raise expenses.

While Gross Bookings increased significantly quarter-on-quarter, we have all learnt that the path to recovery, although clear in the long-run, is likely to be bumpy. Q4 recovery was strong in October and November, but we observed decreased demand in December and January as COVID cases increased globally. A more linear recovery will depend on the pace of the roll out of the vaccination programs in our relevant markets and on the lifting of travel restrictions globally.

Over the next few quarters, we will continue advancing on the successful integration of both Best Day and Koin, fostering our role as the preferred travel partner for well-known international players and clients, while keeping an eye on our bottom line.

As we look ahead, we have become a significantly leaner company, with a more diverse geographical reach through a broader footprint in Mexico and Brazil."

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q20	4Q19	% Chg	2020	2019	% Chg
Operating metrics
Number of transactions	1.257	2.855	(56%)	4.1	10.7	(62%)
Gross bookings	$401.3	$1,280.9	(69%)	1,405.9	$4,734.3	(70%)
Financial metrics
Revenues	$53.2	$145.6	(63%)	$131.3	$524.9	(75%)
Net income (loss)	($26.6)	($2.6)	n.m.	($140.6)	($20.9)	n.m.
Net income (loss) attributable to Despegar.com, Corp	($26.4)	($2.6)	n.m.	($140.4)	($20.9)	n.m.
Adjusted EBITDA	($21.4)	$8.3	n.m.	($136.5)	$25.6	n.m.
EPS Basic	($0.41)	($0.04)	n.m.	($2.03)	($0.30)	n.m.
EPS Diluted	($0.41)	($0.04)	n.m.	($2.03)	($0.30)	n.m.

Extraordinary Charges
Adjusted EBITDA	($21.4)	$8.3	n.m.	($136.5)	$25.6	n.m.
Bad Debt due to Exposure to Avianca Brazil		(2.0)			(2.0)
Extraordinary cancellations due to COVID-19	(5.0)			(40.7)
Restructuring charges associated with cost reduction and M&A / Capital raise efforts	(10.0)	(2.2)		(27.8)	(2.2)
Charges from Exposure to Avianca Brazil					(1.6)
Rebranding Charges					(8.6)
Extraordinary bad debt from four airline bankruptcies	1.1			(10.6)
Adjusted EBITDA (Excl. Extraordinary Charges)	($7.6)	$12.5	n.m.	($57.5)	$40.0	n.m.
Average Shares Oustanding - Basic [1]	80.997	69,539		73.001	69.465
Average Shares Oustanding - Diluted [1]	80.997	69,539		73.001	69.465
EPS Basic (Excl. Extraordinary Charges)	(0.24)	0.01		(0.94)	(0.13)
EPS Diluted (Excl. Extraordinary Charges)	(0.24)	0.01		(0.94)	(0.13)
1. In thousands

Business Update on COVID-19

Governmental Flight Restrictions

According to ICAO (International Civil Aviation Organization), in 4Q20 airline seat capacity in LatAm was 53% of 2019 levels, behind the 56% registered in North America and 63% in Asia Pacific. The only regions that lagged behind LatAm were Europe and Africa with 36% of 2019 airline seat capacity, respectively.

Most of the travel restrictions that were in place in LatAm at the end of 3Q20 were lifted by November 2020. However, by mid-December mobility restrictions were restored in Mexico and international borders closed again in Argentina. In Chile, restrictions returned in some jurisdictions interrupting travel within the country. In Colombia, some jurisdictions restored complete lockdowns. Throughout 4Q20, Brazil's aviation sector remained open to commercial travel.

Cost Control Initiatives

The results of initiatives undertaken by the Company throughout the year have resulted in a leaner cost structure, achieving a $28.9 million run-rate for Structural Costs in 4Q20, 44% lower on a YoY basis, in line with the goal set for the prior quarter. Included in these cost savings, were YoY declines of 43% in total payroll and 45% in non-payroll expenses.

Solid Financial Position

The Company maintains a solid balance sheet with cash and cash equivalents of $350.5 million at quarter end, including $16.1 million in restricted cash.

Aggregate Net Operational Short-term Obligations (comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables) were $193.5 million as of December 31, 2020, compared to Aggregate Net Operational Short-Term Obligations of $124.1 million as of September 30, 2020. 59% of the sequential increase is explained by the consolidation of Best Day results.

Overview of Fourth Quarter 2020 Results

Key Operating Metrics
(In millions, except as noted)
	4Q20		4Q19		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$401.3		$1,280.9		(69%)	(63%)
Average selling price (ASP) (in $)	$319		$449		(29%)	(16%)
Number of Transactions by Segment & Total
Air	0.7	54%	1.7	58%	(59%)
Packages, Hotels & Other Travel Products	0.6	46%	1.2	42%	(52%)
Total Number of Transactions	1.3	100%	2.9	100%	(56%)

During 4Q20, transactions increased 111% sequentially to 1.3 million, driven mainly by the growth in Mexico reflecting an improved performance of Despegar on a stand-alone basis together with 0.2 million transactions contributed by Best Day for the full quarter. An improved performance was also observed in Brazil and the Andean Region. On a YoY basis, transactions declined 56%.

As reported Gross Bookings increased 143% sequentially to $401.3 million. Year-on-year, however, gross bookings decreased 69% as reported and 63% on an FX neutral basis reflecting the impact of the pandemic in the region. Excluding the contribution from Best Day, Gross Bookings would have increased 95% QoQ and decreased 75% YoY.

Sequentially, the average selling price (“ASP”) in 4Q20 increased 15% to $319 per transaction. YoY, the ASP decreased 16% on an FX neutral basis and 29% as reported. On an as reported basis, the YoY ASP decrease was largely driven by: i) a shift towards domestic products due to the pandemic and the restrictions imposed by different governments to international travel, and ii) FX depreciation across the region.

Geographical Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q20 vs. 4Q19 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(48%)	(18%)	(75%)	(56%)
Gross Bookings	(69%)	(26%)	(79%)	(69%)
ASP ($)	(41%)	(10%)	(18%)	(29%)
Revenues				(63%)
Gross Profit				(71%)
4Q20 vs. 4Q19 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(48%)	(18%)	(75%)	(56%)
Gross Bookings	(59%)	(21%)	(76%)	(63%)
ASP ($)	(22%)	(4%)	(7%)	(16%)
Revenues				(58%)
Gross Profit				(69%)

Brazil accounted for 45% of Despegar’s total transactions for the quarter, which increased sequentially by 56% and declined 48% compared to 4Q19. Gross Bookings increased 80% QoQ, but declined 69% YoY primarily driven by i) lower demand as a result of the pandemic, ii) the continued mix shift to domestic travel, and iii) the depreciation of the Brazilian Real. These two factors led to YoY decreases of 41% and 22% as reported and FX neutral ASPs, respectively.

In Mexico, transactions and gross bookings decreased 18% and 26% on a YoY basis, respectively. These figures include three-months of Best Day´s operation. Sequentially, transactions increased by 199% while gross bookings increased 270%, despite restrictions put in place by the Mexican government and slower demand resulting from a spike in COVID-19 cases in December. ASPs increased 3% QoQ, but declined 10% YoY. On an FX neutral basis, gross bookings and ASPs posted YoY declines of 21% and 4%, respectively.

Across the Rest of Latin America, Despegar reported sequential increases of 205% and 161% in transactions and gross bookings, respectively. However, on a YoY basis, transactions and gross bookings declined 75% and 79%, respectively mainly as a result of decreased demand in Argentina albeit observing a small recovery from 3Q20 levels. ASPs decreased 18% year-over-year to $387. On an FX neutral basis, gross bookings decreased 76%, while ASPs decreased 7%.

Revenue

Revenue Breakdown

	4Q20		4Q19		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$19.1	36%	$53.3	37%	(64%)
Packages, Hotels & Other Travel Products	$34.2	64%	$92.3	63%	(63%)
Total Revenue	$53.2	100%	$145.6	100%	(63%)

Total revenue margin	13.3%		11.4%		+190 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($5.0)
Total Revenue (Excluding Extraordinary Charges)	$58.2		$145.6		(60%)

Total revenue margin (Excluding Extraordinary Charges)	14.5%		11.4%		+314 bps

During 4Q20, as reported revenues increased 354% sequentially to $53.2 million, up from $11.7 million in the prior quarter. Extraordinary cancellations due to Covid-19 were almost half of 3Q20 levels and amounted to $5.0 million. Excluding extraordinary cancellations, revenues were $58.2 million, 177% higher than the previous quarter.

Compared to 4Q19, as reported revenue declined 63%. The YoY decline was caused by the impact of the Covid-19 pandemic which triggered restrictions to mobility and globally impacted travel demand. Revenues also reflect extraordinary cancellations due to the Covid-19 pandemic, including: i) cancellations that took place in the quarter, ii) provisioning of future refunds and iii) flexibilization of non-refundable bookings.

Revenue margin increased 190 basis points compared to 4Q19, to 13.3% in the quarter driven by the negotiation of better commercial conditions leveraging the integration of Best Day´s sourcing teams and growth in transactions of higher-margin stand-alone Packages. Increased demand for destinations that entail a higher revenue margin for Despegar also contributed to this performance. Excluding the impact of extraordinary cancellations, revenue margin would have been 14.5% in 4Q20, up 314 bps YoY from 11.4% in 4Q19.

Cost of Revenue and Gross Profit / (Loss)

Cost of Revenue and Gross Profit
(In millions, except as noted)
	4Q20	4Q19	% Chg
Revenue	$53.2	$145.6	(63%)
Cost of Revenue	$26.0	$51.4	(49%)
Gross Profit / (Loss)	$27.3	$94.2	(71%)

Extraordinary Charges
Total Revenue	$53.2	$145.6
Extraordinary Cancellations due to COVID-19	($5.0)	-
Total Revenue (Excl. Extraordinary Charges)	$58.2	$145.6	(60%)
Total Cost of Revenue	$26.0	$51.4
Extraordinary restructuring charges	($0.2)	-
Total Cost of Revenue (Excl. Extraordinary Charges)	$25.7	$51.4	(50%)
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$32.5	$94.2	(66%)

Gross profit reverted back to positive reaching $27.3 million in 4Q20, from negative $0.7 million in 3Q20 and negative $23.5 million in 2Q20. Compared to 4Q19, as reported gross profit was down 71%. Cost of revenue, which is principally composed of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, doubled sequentially while revenues increased 4.5x.

On a YoY basis, cost of revenue decreased 49% to $26.0 million in 4Q20 from $51.4 million in 4Q19. The decline in cost of revenue was mainly driven by a reduction in variable costs such as cost of installments and credit card processing fees reflecting the decrease in demand resulting from the pandemic. To a lesser extent, the outsourcing of the call center operations effective 1Q20 along with reduced fraud and errors also contributed to lower cost of revenue. This was partially offset by Best Day and Koin’s expenses that increased Cost of Revenue by $4.0 million, as well as the cost to serve transactions that entail a higher level of assistance due to cancellations and reschedulings. The latter increased Cost of Revenue by $3.2 million in the quarter.

Excluding the impact of extraordinary cancellations and non-recurring restructuring charges both at Despegar, Best Day and Koin, gross profit would have been $36.5 million, down 61% YoY, less than the revenue decline explained by the Company’s heightened focus on profitability across operations.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	4Q20	4Q19	% Chg
Selling and marketing	$13.2	$49.6	(73%)
General and administrative	$29.8	$26.0	15%
Technology and product development	$17.2	$18.7	(8%)
Impairment of long-lived assets	$0.6	–	n.m.
Total operating expenses	$60.7	$94.2	(36%)

Extraordinary Charges
Total Operating Expenses	$60.7	$94.2	(36%)
Bad Debt due to Exposure to Avianca Brazil		($2.2)
Extraordinary bad debt from four airline bankruptcies	$1.1
Restructuring charges associated with cost reduction and M&A / Capital raise efforts	($9.9)	($2.0)
Total operating expenses (Excl. Extraordinary Charges)	$51.8	$90.1	(42%)

Operating Expenses decreased 36% YoY to $60.7 million in 4Q20, as a result of lower Structural Costs and the reduction of marketing expenses in connection with the sustained focus on enhancing efficiency and profitability. These improvements were partially offset by the inclusion of the operating expenses from Best Day and Koin, which together added $20.0 million in the quarter.

Excluding extraordinary severance charges incurred both in 4Q20 and in 4Q19 in addition to the impact of Best Day and Koin, total operating expenses for the quarter were 65% lower at $31.3 million compared with $90.1 in 4Q19. The main drivers behind the reduction in expenses in 4Q20 were, lower performance marketing expenses and Covid-19 reductions in Structural Costs implemented during the year. Synergies obtained from the integration of Viajes Falabella also contributed to this cost reduction.

Structural Costs declined YoY to 44% to $28.9 million in 4Q20.

Selling and marketing (S&M) expenses declined 73% YoY, following the overall contraction in travel demand and the Company increasingly capturing traffic through unpaid marketing efforts. These declines were partially offset by $7.2 million S&M expenses at Best Day and Koin. Excluding the impact of Best Day and Koin and severance charges in the quarter, Selling and marketing expenses would have decreased 89% YoY.

On a comparable basis, only half of 4Q19 structural marketing costs remained.

General and administrative (G&A) expenses increased 15% YoY to $29.8 million reflecting the consolidation of Best Day and Koin, partially offset by the cost savings program implemented in connection with the pandemic along with prior savings. G&A expenses in 4Q20 includes $9.3 million from Best Day and Koin and $7.5 million in extraordinary charges as a result of cost reductions, severance and M&A expenses, among others. The Company collected $1.1 million associated with the Bad Debt provisioned in connection with airlines that previously filed for Chapter 11 bankruptcy.

Excluding these extraordinary charges and Best Day and Koin, G&A expenses would have declined 44% YoY

Technology and product development expenses decreased 8% YoY reflecting cost savings initiatives, partially offset by $3.5 million from the consolidation of Best Day and Koin and a reduction in the capitalization of IT spend.

Excluding extraordinary charges in connection with severances both in 4Q20 and 4Q19 and Best Day and Koin, Technology related expenses would have declined 27% YoY.

Financial Income/Expenses

In the fourth quarter of 2020, the Company reported a net financial loss of $1.4 million compared to a net financial loss of $6.7 million in 4Q19.

The decrease was a result of i) lower credit card receivable factoring expenses, ii) benefits from hedging activities and iii) an increase in interest income as a result of an increase in cash invested. These were partially offset by foreign exchange losses resulting mainly from the impact of payables to suppliers in countries affected by currency appreciation such as Brazil, Mexico and Colombia.

Income Taxes

The Company reported an income tax gain of $ 8.2 million in 4Q20, compared to $4,1 million in 4Q19. The effective tax rate in 4Q20 was 24% compared to 61% in 4Q19. The variation in the effective rate is driven mainly by the following milestones: (i) the combination of geographical mix of profits and losses due to pandemic COVID-19; (ii) the reduction of a portion of valuation allowances linked with net operating losses in Brazil due to updated recoverability analyzes for the upcoming years; (iii) the addition of Best Day´s results as a consequence of the acquisition performed during this quarter; and (iv) the recovery of tax provision in US due to the annual estimation of income tax. At the consolidated financial statement´s level, Global Intangible Low-Taxed Income provision is not applicable.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	4Q20	4Q19	% Chg
Net income/ (loss)	($26.6)	($2.6)	906%
Add (deduct):
Financial expense, net	$1.4	$6.7	(78%)
Income tax expense	($8.2)	($4.1)	103%
Depreciation expense	$1.7	$1.1	52%
Amortization of intangible assets	$7.1	$5.1	40%
Share-based compensation expense	$2.6	$2.1	23%
Impairment of long-lived assets	$0.6	–	n.m.
Adjusted EBITDA	($21.4)	$8.3	n.m.

Extraordinary Charges
Adjusted EBITDA	($21.4)	$8.3
Bad Debt due to Exposure to Avianca Brazil		(2.0)
Extraordinary cancellations due to COVID-19	(5.0)
Restructuring charges associated with cost reduction and M&A / Capital raise efforts	(10.0)	(2.2)
Extraordinary bad debt from four airline bankruptcies	1.1
Adjusted EBITDA (Excl. Extraordinary Charges)	($7.6)	$12.5	n.m.

Despegar reported an Adjusted EBITDA loss of $21.4 million, a sequential improvement from the $33.7 million Adjusted EBITDA loss reported in the prior quarter. This compares with positive Adjusted EBITDA of $8.3 million in 4Q19.

Excluding $13.9 million in Extraordinary Charges in connection with cancellations and restructuring charges resulting from cost reductions, M&A and capital raising efforts implemented in the context of COVID-19 pandemic, Adjusted EBITDA loss in 4Q20 was $7.6 million. This compares to Adjusted EBITDA excluding Extraordinary Charges of $12.5 million in 4Q19, as described in the table above. Excluding Best Day and Koin, Adjusted EBITDA would have been a loss of $1.0 million.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in US dollars in the US and the UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

As of December 31, 2020, cash and cash equivalents, including restricted cash, amounted to $350.5 million. During the quarter, cash and cash equivalents including restricted cash decreased by $35.4 million sequentially.

Despegar reported a use of cash from operating activities of $35.4 million compared to cash generation from operating activities of $15.3 million in the year ago quarter.

On Funds from Operations, i) in 4Q20 the Company reported a Net Loss (attributable to Despegar) of $26.6 million, of which $16.5 million are explained by the consolidation of the recently acquired companies, Best Day and Koin, ii) this Net Loss was partially offset by Non-Cash adjustments of $8.5 million which are mostly explained by amortization of intangible assets, stock based compensation expenses and provision for contingencies, among others, iii) an investment of $34.8 million in operating working capital, partially offset by $18 million decrease in Other Working Capital, including the assumption of Best Day initial cash balance.

The investment in working capital reflects an increase of $28.0 million in Accounts Receivables, and a decrease in Travel Payable of $6.8 million.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

4Q20 Earnings Conference Call

When:	8:00 a.m. Eastern time, March 11, 2021
Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast:CLICK HERE

Definitions and concepts

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

Aggregate Net Operational Short-term Obligations: consist of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) extraordinary cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appear in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes: call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e., primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment. The estimates above do not include any costs that the Company may incur in connection with an acquisition of Best Day, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended December 31, 2020 and 2019 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	4Q20	4Q19	% Chg
Revenue	53,246	145,627	(63%)
Cost of revenue	25,989	51,387	(49%)
Gross profit	27,257	94,240	(71%)
Operating expenses
Selling and marketing	13,160	49,604	(73%)
General and administrative	29,765	25,980	15%
Technology and product development	17,152	18,663	(8%)
Impairment of long-lived assets	593	-
Total operating expenses	60,670	94,247	(36%)

Operating (loss) / income	(33,413)	(7)	n.m.
Net financial income (expense)	(1,447)	(6,705)	n.m.
Net (loss) / income before income taxes	(34,860)	(6,712)	n.m.
Income tax (benefit) / expense	(8,244)	(4,067)	n.m.
Net (loss) / income	(26,616)	(2,645)	n.m.
Net (income) / loss attributable to non controlling interest	213	-	n.m.
Net income (loss) attributable to Despegar.com, Corp	(26,403)	(2,645)	n.m.
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
FINANCIAL RESULTS
Revenue	$133,114	$114,087	$132,048	$145,627	$76,082	($9,734)	$11,740	$53,246
Revenue Recognition Adjustment
Cost of revenue	45,245	40,342	42,591	51,387	33,495	13,801	12,390	25,989
Gross profit	87,869	73,745	89,457	94,240	42,587	(23,535)	(650)	27,257
Operating expenses
Selling and marketing	40,933	50,701	46,656	49,604	31,985	6,848	5,299	13,160
General and administrative	20,638	21,254	25,090	25,980	18,023	24,391	22,818	29,765
Technology and product development	18,713	18,077	17,922	18,663	17,154	18,415	14,322	17,152
Impairment of long-lived assets	-	-	-	-	-	1,324	-	593
Total operating expenses	80,284	90,032	89,668	94,247	67,162	50,978	42,439	60,670

Operating income	7,585	(16,287)	(211)	(7)	(24,575)	(74,513)	(43,089)	(33,413)
Net financial income (expense)	(5,220)	(1,663)	(3,627)	(6,705)	10,061	9,428	(4,484)	(1,447)
Net income before income taxes	2,365	(17,950)	(3,838)	(6,712)	(14,514)	(65,085)	(47,573)	(34,860)
Adj. Net Income tax expense	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,244)
Income tax expense	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,244)
Adjustment
Net income /(loss)	1,886	(16,467)	(3,684)	(2,645)	(15,223)	(57,074)	(41,735)	(26,616)
Net (income) / loss attributable to non controlling interest							$69	$213
Net income (loss) attributable to Despegar.com, Corp							(41,666)	(26,403)
Adjusted EBITDA	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)	($33,695)	($21,437)

KEY METRICS
Operational
Gross bookings	$1,157,512	$1,118,134	$1,177,728	$1,280,883	$790,416	$48,913	$165,315	$401,304
- YoY growth	(6%)	(6%)	8%	6%	(32%)	(96%)	(86%)	(69%)
Number of transactions	2,652	2,448	2,723	2,855	2,031	207	596	1,257
- YoY growth	5%	(6%)	5%	7%	(23%)	(92%)	(78%)	(56%)
Air	1,517	1,459	1,586	1,658	1,211	153	392	679
- YoY growth	11%	(4%)	5%	6%	(20%)	(90%)	(75%)	(59%)
Packages, Hotels & Other Travel Products	1,135	989	1,137	1,197	820	54	203	579
- YoY growth	(1%)	(10%)	5%	7%	(28%)	(95%)	(82%)	(52%)
Revenue per transaction	$50.2	$46.6	$48.5	$51.0	$37.5	($47.0)	$19.7	$42.3
- YoY growth	(15%)	(5%)	4%	3%	(25%)	(201%)	(59%)	(17%)
Air	$32.8	$32.5	$32.3	$32.2	$30.5	$3.2	$15.9	$28.1
- YoY growth	(27%)	(8%)	(3%)	(0%)	(7%)	(90%)	(51%)	(13%)
Packages, Hotels & Other Travel Products	$73.5	$67.5	$71.1	$77.1	$47.7	($188.1)	$27.2	$59.1
- YoY growth	(4%)	(2%)	9%	5%	(35%)	(379%)	(62%)	(23%)
ASPs	$436	$457	$433	$449	$389	$236	$278	$319
- YoY growth	(11%)	1%	3%	(1%)	(11%)	(48%)	(36%)	(29%)

Net income/ (loss)	$1,886	($16,467)	($3,684)	($2,645)	($15,223)	($57,074)	($41,735)	($26,616)
Add (deduct):
Financial expense, net	5,220	1,663	3,627	6,705	(10,061)	(9,428)	4,484	1,447
Income tax expense	479	(1,483)	(154)	(4,067)	709	(8,011)	(5,838)	(8,244)
Depreciation expense	1,395	2,683	2,036	1,094	1,851	1,782	2,597	1,661
Amortization of intangible assets	3,203	3,089	4,195	5,100	4,939	5,501	4,370	7,124
Share-based compensation expense	2,999	3,192	3,390	2,105	2,174	113	2,427	2,598
Impairment of long-lived assets	–	–	–	–	–	1,324	–	593
Adjusted EBITDA	$15,182	($7,323)	$9,410	$8,292	($15,611)	($65,793)	($33,695)	($21,437)

Unaudited Consolidated Balance Sheets as of December 31, 2020 and September 30, 2020 (in thousands U.S. dollars, except as noted)

	As of December 31, 2020	As of September 30, 2020
ASSETS
Current assets
Cash and cash equivalents	334,430	375,258
Restricted cash and cash equivalents	16,055	10,600
Accounts receivable, net of allowances	79,635	38,052
Related party receivable	8,174	4,140
Other current assets and prepaid expenses	64,046	32,123
Total current assets	502,340	460,173
Non-current assets
Other Assets	71,988	39,489
Restricted cash and cash equivalents	–	–
Right of use	32,815	24,666
Property and equipment net	21,398	13,834
Intangible assets, net	98,445	47,070
Goodwill	117,756	45,785
Total non-current assets	342,402	170,844
TOTAL ASSETS	844,742	631,017
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	32,161	22,484
Travel suppliers payable	229,828	130,845
Related party payable	19,351	13,001
Loans and other financial liabilities	8,949	7,221
Deferred Revenue	9,324	8,155
Other liabilities	67,362	35,397
Contingent liabilities	8,398	6,337
Lease liabilities	10,150	3,736
Total current liabilities	385,523	227,176
Non-current liabilities
Other liabilities	41,332	1,969
Contingent liabilities	24,949	74
Long term debt	10,367	–
Lease liabilities	23,711	21,427
Related party liability	125,000	125,000
Total non-current liabilities	225,359	148,470
TOTAL LIABILITIES	610,882	375,646

Series A non-convertible preferred shares	91,686	85,511
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	2,621	2,585
Mezzanine Equity	141,007	134,796

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	265,697	263,944
Additional paid-in capital	379,780	385,702
Other reserves	(728)	(728)
Accumulated other comprehensive income	(15,678)	(18,526)
Accumulated losses	(467,951)	(441,550)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	92,853	120,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	844,742	631,017

Unaudited Statements of Cash Flows for the three-month periods ended December 31, 2020 and 2019 (in thousands U.S. dollars, except as noted)

	3 months ended December 31,
Cash flows from operating activities	2020	2019
Net income / (loss)	($26,616)	($2,645)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	$213	–
Unrealized foreign currency translation losses	($1,285)	($2,231)
Depreciation expense	$1,661	$1,094
Amortization of intangible assets	$7,124	$5,100
Impairment of long-lived assets	$593	–
Disposals of property and equipment	$1,875	–
Stock based compensation expense	$2,598	$2,105
Amortization of Right of use	$847	$1,091
Interest and penalties	$164	$597
Income taxes	($6,991)	($5,408)
Allowance for doubtful accounts	($406)	$2,343
Provision for contingencies	$2,091	$1,386
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	($26,557)	(16,437)
(Increase) / Decrease in related party receivables	($1,497)	(8,052)
(Increase) / Decrease in other assets and prepaid expenses	$950	(7,394)
Increase / (Decrease) in accounts payable and accrued expenses	($3,149)	7,701
Increase / (Decrease) in travel suppliers payable	($11,282)	18,740
Increase / (Decrease) in other liabilities	$22,097	9,880
Increase / (Decrease) in contingencies	$4,878	(4)
Increase / (Decrease) in related party liabilities	$4,519	8,333
Increase / (Decrease) in lease liability	($586)	(872)
Increase / (Decrease) in deferred revenue	165	(42)
Net cash flows provided by / (used in) operating activities	(28,594)	15,285
Cash flows from investing activities
(Increase)/ Decrease in short term investments	–	–
Payment for acquired businesses, net of cash acquired	8,167	–
Acquisition of property and equipment	(1,369)	(800)
Increase of intangible assets including internal-use software and website development	(582)	(5,271)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash (used in) /provided by investing activities	6,216	(6,071)
Cash flows from financing activities
Increase in loans and other financial liabilities	5,679	25,709
Decrease in loans and other financial liabilities	(21,429)	(23,789)
Issuance of cost from private investment	(1,676)	–
Payment of dividends to stockholders	(553)	–
Capital contributions	18	565
Net cash (used in) / provided by financing activities	(17,961)	2,485
Effect of exchange rate changes on cash and cash equivalents	4,966	1,836
Net increase / (decrease) in cash and cash equivalents	(35,373)	13,535
Cash and cash equivalents as of beginning of the period	385,858	300,109
Cash and cash equivalents as of end of the period	350,485	313,644

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2019 and applying them to the corresponding months in 2020, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended December 31, 2020:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q20 vs. 4Q19 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.
Transactions ('000)	579	1,105	(48%)	337	410	(18%)	341	1.339	(75%)	1,257.4	2,855.0	(56%)
Gross Bookings	153	492	(69%)	116	157	(26%)	132	631	(79%)	401.3	1,280.9	(69%)
ASP ($)	264	446	(41%)	345	383	(10%)	387	471	(18%)	319	449	(29%)
Revenues										53.2	145.6	(63%)
Gross Profit										27.3	94.2	(71.1%)
4Q20 vs. 4Q19 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.	4Q20	4Q19	% Chg.
Transactions ('000)	579	1,105	(48%)	337	410	(18%)	341	1,339	(75%)	1,257.4	2,855.0	(56%)
Gross Bookings	201	492	(59%)	124	157	(21%)	150	631	(76%)	475.0	1,280.9	(63%)
ASP ($)	347	446	(22%)	369	383	(4%)	440	471	(7%)	378	449	(16%)
Revenues										61.1	145.6	(58%)
Gross Profit										29.2	94.2	(69%)

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: March 11, 2020